SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
August 2019

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SEABRIDGE GOLD INC.

(the “Company”)

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibits 99.1 and 99.2 hereto are incorporated by reference (as exhibits) to the Company’s registration statement Form S-8 (File No. 333-211331), as may be amended and supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ C. Bruce Scott
Name:	C. Bruce Scott
Title:	VP General Counsel and Corporate Secretary

Date: August 15, 2019

EXHIBIT INDEX

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months ended June 30, 2019.

Exhibit 99.2	Management’s Discussion and Analysis for the Three and Six Months ended June 30, 2019.

Exhibit 99.3	Report to Shareholders for the Quarter ended June 30, 2019.